UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

30 January 2018

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-202774) and registration statements on Form S-8 (File Nos. 333-206290, 333-169934, 333-162490, 333-153481, 333-154338 and 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

PRESENTATION OF FINANCIAL INFORMATION

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2017 of £1 = $1.35. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted for use in the European Union (EU) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). References to IFRS hereafter should be construed as references to both IFRS as adopted by the EU and IFRS as issued by the IASB. Unless otherwise indicated, all financial information contained in this document has been prepared in accordance with IFRS. For the interim condensed financial information, there are no differences between IFRS as adopted by the EU and IFRS issued by the IASB. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2017, with the exception of the adoption of IFRS 9 and IFRS 15 and interpretation of accounting standards, as disclosed in note 1 to the unaudited condensed consolidated financial information.

The business review, selected consolidated financial data and financial information included in this document for the six months ended 31 December 2017 and 31 December 2016 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2018.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to a reduction in demand for Diageo’s products, decreased consumer spending, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions;
•	the negotiating process surrounding, as well as the eventual terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance;
•	changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including potential shifts in consumer tastes towards locally produced small-batch products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or a downturn in economic conditions;
•	any litigation or other similar proceedings (including with customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the drinks and spirits industry generally or at Diageo in particular;
•	changes in the international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
•	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including any impact on the cost and supply of water;
•	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
•	legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, packaging and labelling, product liability, labour, compliance and control systems, environmental issues and/or data privacy;
•	the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;
•	the consequences of any failure of internal controls, including those affecting compliance with new accounting and/or disclosure requirements;
•	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
•	increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;
•	Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

•	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
•	increased costs for, or shortages of, talent, as well as labour strikes or disputes;
•	any disruption to production facilities, business service centres or information systems, including as a result of cyber-attacks;
•	fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;
•	movements in the value of the assets and liabilities related to Diageo’s pension plans;
•	Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
•	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section contained in the annual report on Form 20-F for the year ended 30 June 2017 filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2018.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2017.

The following table presents selected consolidated financial data for Diageo: for the six months ended 31 December 2017 and 31 December 2016 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2017 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The group’s former auditors, KPMG LLP (KPMG) reported on the financial statements for the three years ended 30 June 2015. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2017 are not necessarily indicative of the results for the year ending 30 June 2018.

	Six months ended 31 December			Year ended 30 June
	2017	2017	2016	2017	2016	2015	2014	2013
Income statement data(1)	$ million(6)	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	13,411	9,934	9,615	18,114	15,641	15,966	13,980	15,276
Operating profit	2,957	2,190	2,065	3,559	2,841	2,797	2,707	3,380
Profit for the period
Continuing operations(2)	2,871	2,127	1,638	2,827	2,362	2,467	2,264	2,550
Discontinued operations(3)	—	—	(55)	(55)	—	—	(83)	—

Total profit for the period	2,871	2,127	1,583	2,772	2,362	2,467	2,181	2,550

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(4)	0.34	24.9	23.7	62.2	59.2	56.4	51.7	47.4
Earnings per share
Basic
Continuing operations(2)	1.11	82.2	62.5	108.2	89.5	95.0	93.0	98.0
Discontinued operations(3)	—	—	(2.2)	(2.2)	—	—	(3.3)	—

Basic earnings per share	1.11	82.2	60.3	106.0	89.5	95.0	89.7	98.0

Diluted
Continuing operations(2)	1.10	81.8	62.2	107.7	89.1	94.6	92.6	97.4
Discontinued operations(3)	—	—	(2.2)	(2.2)	—	—	(3.3)	—

Diluted earnings per share	1.10	81.8	60.0	105.5	89.1	94.6	89.3	97.4

	million	million	million	million	million	million	million	million
Average shares	2,505	2,505	2,511	2,512	2,508	2,505	2,506	2,502

	As at 31 December			As at 30 June
	2017	2017	2016	2017	2016	2015	2014	2013
Balance sheet data(1)	$ million(6)	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	40,638	30,102	30,230	28,848	28,491	25,804	22,964	24,991
Net assets	15,782	11,690	11,253	12,028	10,180	9,256	7,590	8,088
Net borrowings(5)	(12,417)	(9,198)	(8,936)	(7,892)	(8,635)	(9,527)	(8,850)	(8,403)
Equity attributable to the parent company’s equity shareholders	13,395	9,922	9,474	10,313	8,530	7,771	6,823	7,036
Share capital	1,065	789	797	797	797	797	797	797

This information should be read in conjunction with the notes on pages 7 to 9.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2017 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union.

(2) Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the unaudited condensed consolidated financial information. An analysis of exceptional items is as follows:

	Six months ended 31 December		Year ended 30 June
	2017	2016	2017	2016	2015	2014	2013
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Items included in operating profit
Competition authority investigation in Turkey	—	—	(33)	—	—	—	—
Customer claim in India	—	—	(32)	—	—	—	—
Brand and goodwill impairment	—	—	—	(118)	—	(264)	(50)
Restructuring programmes	—	—	—	—	(82)	(163)	(69)
Duty settlements	—	—	—	—	(146)	—	—
Associate impairment	—	—	—	—	(41)	—	—
Pension changes — past service credits	—	—	—	—	—	—	20
Disengagement agreements relating to United Spirits Limited	—	—	23	(49)	—	—	—

	—	—	(42)	(167)	(269)	(427)	(99)

Non-operating items
Gains/(losses) on sale of businesses	—	20	20	215	247	(2)	(83)
Step up gains	—	—	—	—	156	140	—
Other non-operating items	—	—	—	(92)	(30)	2	—

	—	20	20	123	373	140	(83)

Items included in taxation
Exceptional taxation credit	360	—	—	—	—	—	—
Tax credit on exceptional operating items	—	—	11	7	51	99	27
Tax on sale of businesses	—	(7)	(7)	49	—	—	28

	360	(7)	4	56	51	99	55

Exceptional items included in continuing operations	360	13	(18)	12	155	(188)	(127)
Discontinued operations net of taxation(3)	—	(55)	(55)	—	—	(83)	—

Exceptional items	360	(42)	(73)	12	155	(271)	(127)

(3) Discontinued operations In the year ended 30 June 2017 discontinued operations represent a charge after taxation of £55 million in respect of amounts payable to the UK Thalidomide Trust following an agreement reached in December 2016, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs. In the year ended 30 June 2014 discontinued operations comprised a charge after taxation of £83 million in respect of the settlement of the litigation in Australia and New Zealand and anticipated future payments to thalidomide injured individuals and thalidomide organisations.

(4) Dividends The Board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the Board for the interim dividend and by the shareholders at the annual general meeting for the final dividend.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the actual rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2017	2016	2017	2016	2015	2014	2013
		pence	pence	pence	pence	pence	pence	pence
Per ordinary share	Interim	24.9	23.7	23.7	22.6	21.5	19.7	18.1
	Final	—	—	38.5	36.6	34.9	32.0	29.3

	Total	24.9	23.7	62.2	59.2	56.4	51.7	47.4

		$	$	$	$	$	$	$
Per ADS	Interim	1.38	1.18	1.18	1.27	1.28	1.31	1.10
	Final	—	—	2.02	1.85	2.14	2.06	1.89

	Total	1.38	1.18	3.21	3.12	3.42	3.37	2.99

Note: The interim dividend for the six months ended 31 December 2017 will be paid on 6 April 2018, and payment to US ADR holders will be made on 11 April 2018. In the table above, an exchange rate of £1 = $1.39 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 6 April 2018.

(5) Net borrowings definition Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

(6) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2017 has been translated into US dollars at the noon buying rate on 31 December 2017 of £1 = $1.35.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2017	2016	2017	2016	2015	2014	2013
	$	$	$	$	$	$	$
Period end/year end	1.35	1.23	1.3	1.32	1.57	1.71	1.52
Average rate(i)	1.33	1.27	1.27	1.47	1.57	1.64	1.57

(i)	The average of the noon buying rates on the last business day of each month during the six months ended 31 December and during the years ended 30 June.

The average exchange rate for the period 1 January to 19 January 2018 was £1 = $1.36 and the noon buying rate on 19 January 2018 was £1 = $1.39.

These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial information. See note 2 to the unaudited condensed consolidated financial information for the actual rates used in the preparation of the consolidated financial information.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2017.

31 December 2017
£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	2,378

Long term borrowings
Due from one to five years	3,542
Due after five years	4,105

7,647
Finance lease obligations	165
Non-controlling interests	1,768

Equity attributable to the equity shareholders of the parent company
Share capital	789
Share premium	1,349
Capital redemption reserve	3,146
Fair value, hedging and exchange reserve	11
Own shares	(2,178)
Other retained earnings	6,805

9,922

Total capitalisation	21,880

Notes

(1)	At 31 December 2017 the group had cash and cash equivalents of £920 million.

(2)	At 31 December 2017, 2,726,858,138 ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares. On 8 September 2017 the group commenced a share buyback programme to spend up to £1.5 billion to repurchase shares in the year ending 30 June 2018. At 31 December 2017 the group had purchased 28,739,449 ordinary shares for a cost of £742 million (including £4 million of transaction costs) and has funded the purchases through a combination of cash and short term commercial paper. A financial liability of £182 million has been established at 31 December 2017 representing 6,804,364 shares that are expected to be purchased by 24 January 2018. Of these shares 715,009 were purchased before 31 December 2017 for a cost of £19 million, but had not been paid by the period end.

(3)	There have been no material changes to performance guarantees or indemnities in respect of liabilities of third parties from those reported in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2017.

(4)	At 31 December 2017, £38 million of the group’s net borrowings were secured on assets of the group.

(5)	Save as disclosed above there has been no material change since 31 December 2017 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

INFORMATION PRESENTED

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits and beer.

The following discussion is based on Diageo’s results for the six months ended 31 December 2017 compared with the six months ended 31 December 2016.

Organic movements and organic operating margin presented in this section are before exceptional items. Share, unless otherwise stated, refers to value share. See ‘Definitions and reconciliations of non-GAAP measures to GAAP measures’ for an explanation of organic movements on page 46.

RECENT TRENDS

Ivan Menezes, Chief Executive of Diageo, commenting on the six months ended 31 December 2017 said:

“These results demonstrate continued positive momentum from the consistent and rigorous execution of our strategy. We have delivered broad based improvement in both organic volume and net sales growth. We have increased investment behind our brands and expanded organic operating margin through our sustained focus on driving efficiency and effectiveness across the business.

By consistently delivering on our six strategic priorities, Diageo continues to get stronger: we have better consumer insight through superior analytics, improved execution on brand and commercial plans and have embedded everyday efficiency across the business through our productivity initiatives. This has enabled continued growth, improved agility, and consistent cash flow generation.

Our financial performance expectations for this year remain unchanged. We are confident in our ability to deliver consistent mid-single digit top line growth and 175bps of organic operating margin improvement in the three years ending 30 June 2019.”

The above comments were made by Ivan Menezes, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 25 January 2018.

OPERATING RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 COMPARED WITH THE SIX MONTHS ENDED 31 DECEMBER 2016

Key highlights

•	Reported net sales (£6.5 billion) and operating profit (£2.2 billion) were up 1.7% and 6.1%, respectively, as organic growth was partially offset by adverse exchange
•	All regions contributed to broad based organic net sales growth, up 4.2%, and organic volume grew 1.8%
•	Organic operating profit grew 6.7%, ahead of top line growth, as higher marketing investment was more than offset by efficiencies from our productivity programme
•	Cash flow continued to be strong and in line with last year, with net cash from operating activities at £1.2 billion and free cash flow at £1 billion
•	Basic eps of 82.2 pence was up 36.3%. Pre-exceptional eps was 67.8 pence, up 9.4%, driven by higher organic operating profit and lower finance charges
•	The interim dividend increased 5% to 24.9 pence per share

Summary financial information		F18 H1	F17 H1	Organic growth %	Reported growth %
Volume	EUm	126.4	129.4	2	(2)
Net sales	£ million	6,530	6,421	4	2
Marketing	£ million	968	908	7	7
Operating profit before exceptional items	£ million	2,190	2,065	7	6
Exceptional operating items(i)	£ million	—	—
Operating profit	£ million	2,190	2,065		6
Share of associate and joint venture profit after tax	£ million	168	171		(2)
Exceptional non-operating gain(i)	£ million	—	20
Net finance charges	£ million	154	182
Exceptional taxation credit(i)	£ million	360	—
Tax rate including exceptional items	%	3.5	21.0		(83)
Tax rate before exceptional items	%	19.8	20.9		(5)
Discontinued operations (after tax)(i)	£ million	—	(55)
Profit attributable to parent company’s shareholders	£ million	2,058	1,514		36
Basic earnings per share	pence	82.2	60.3		36
Earnings per share before exceptional items	pence	67.8	62.0		9
Interim dividend	pence	24.9	23.7		5

(i)	For further details of exceptional items and discontinued operations items see page 20.

Outlook for exchange

Using exchange rates £1 = $1.39; £1 = €1.13, the exchange rate movement for the year ending 30 June 2018 is estimated to adversely impact net sales by approximately £460 million and operating profit by approximately £60 million.

Outlook for tax

The tax rate before exceptional items for the six months ended 31 December 2017 was 19.8% compared with 20.9% in the prior comparable period. Our current expectation is that the tax rate before exceptional items for the year ending 30 June 2018 will be approximately 20%, a 1ppt improvement versus our prior guidance. The decrease between our prior expectation and the estimated tax rate for the year ending 30 June 2018 is principally driven by the headline rate reduction in the United States introduced by the Tax Cuts and Jobs Act enacted on 22 December 2017. As for most multinationals the current tax environment is creating increased levels of uncertainty.

Share buyback programme

On 26 July 2017 the Board approved a share buyback programme to return up to £1.5 billion to shareholders during F18. In the six months ended 31 December 2017, a total amount of £0.76 billion has been incurred to repurchase 29.5 million shares.

Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of the Casamigos brand which was completed on 15 August 2017 and to the prior year move to the franchise model for some popular segment brands in India.

For further details on the impact of acquisitions and disposals see page 50.

Key performance indicators

Net sales (£ million)

Reported net sales were up 1.7% with organic growth partially offset by unfavourable exchange. Organic net sales grew

4.2% driven by volume up 1.8% and positive price/mix

(i) 6,530 6,421 149 111 (134) (17) Organic movement F17 H1 Exchange(i) Acquisitions and Volume Price/mix F18 H1 disposals 6

(i)	Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.

Reported net sales grew 1.7%, driven by organic growth which was partially offset by unfavourable exchange and impacts from acquisitions and disposals.

Organic volume growth of 1.8% and 2.4% positive price/mix drove 4.2% organic net sales growth. All regions reported organic net sales growth.

Operating profit (£ million)

Reported operating profit grew 6.1%

Organic operating profit grew 6.7%

138 2,190 2,065 2 (15) F17 H1 Exchange Acquisitions and disposals Organic movement F18 H1

Reported operating profit was up 6.1% with organic growth partially offset by adverse exchange. Organic operating profit grew ahead of net sales at 6.7%.

Operating margin (%)

Reported operating margin increased 138bps

Organic operating margin increased 81bps

Organic movement Organic movement 122bps 33.5% 12bps 3bps 45bps 32.2% (44)bps F17 H1 Exchange Acquisitions and Gross margin Marketing Other operating F18 H1 disposals expenses

Reported operating margin increased 138bps driven by organic operating margin improvement and positive impact on operating margin from exchange, due to the stronger negative impact of exchange on net sales relative to operating profit. Organic operating margin improved 81bps driven by our productivity programme partially offset by higher marketing spend.

Basic earnings per share (pence)

Basic eps increased 36.3% from 60.3 pence to 82.2 pence largely due to exceptional tax credit

Eps before exceptional items increased 9.4% from 62.0 pence to 67.8 pence

5.5 1.1 0.3 82.2 13.8 2.2 (0.3) (0.1) (0.6) 60.3 F17 H1 Exceptional Discontinued Exchange on Organic Associates and Net finance Tax Other F18 H1 items after tax operations after operating profit operating profit joint ventures charges tax growth(i)

(i)	Excluding exchange

Basic eps was positively impacted by the remeasurement of deferred tax liabilities in the United States resulting in an exceptional tax credit following the tax reduction in the United States under the Tax Cut and Jobs Act enacted on 22 December 2017.

Eps before exceptional items increased 5.8 pence, as organic operating profit growth and lower finance charges, more than offset the negative impact of exchange and higher tax expense.

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £1,248 million, a decrease of £19 million compared to the same period last year.

86 1,267 (37) 27 1,248 (15) 21 (101) F17 H1 Exchange(ii) Operating Working Tax Interest Other(v) F18 H1 profit(iii) capital(iv)

Net cash from operating activities continued to be strong, although £19 million lower as growth in operating profit and improvements in operating working capital were offset by higher tax payments and increased investment in maturing inventory. Higher tax payments were driven by the one-off payment of £107 million made to HMRC for the preliminary UK tax assessment disclosed during the financial year ended 30 June 2017. The improvement in operating working capital was primarily driven by higher creditors.

Free cash flow was £1,029 million, a decrease of £55 million

86 1,084 21 8 1,029 (17) (37) (15) (101) F17 H1 Capex Exchange(ii) Operating Working Tax Interest Other(v) F18 H1 profit(iii) capital(iv)

(i)	Net cash from operating activities excludes net capex, movements in loans and other investments ((£219) million in 2017 – (£183) million in 2016).
(ii)	Exchange on operating profit before exceptional items.
(iii)	Operating profit excludes exchange, depreciation and amortisation, post employment charges and non-cash items.
(iv)	Working capital movement includes maturing inventory.
(v)	Other items include post employment payments, dividends received from associates and joint ventures. In respect of free cash flow other items also include loans and other investments.

Free cash flow continued to be strong at £1 billion, although £55 million lower as growth in operating profit and improvements in operating working capital were offset by higher tax payments and increased investment in maturing inventory. Higher tax payments were driven by the one-off payment of £107 million made to HMRC for the preliminary UK tax assessment disclosed during the financial year ended 30 June 2017. The improvement in operating working capital was primarily driven by higher creditors.

Return on invested capital (%)

The return on closing invested capital of 18.2% for the six months ended 31 December 2017, calculated as profit for the year divided by net assets as of 31 December 2017, increased by 410bps principally due to an exceptional tax credit following the tax reduction in the United States and operating profit growth.

Return on average invested capital (ROIC) (%)(i) improved 77bps

126bps (20)bps 16.5% (18)bps (11)bps 15.7% 10bps (10)bps F17 H1 Exchange Acquisitions and Organic Associates and Tax Other F18 H1 disposals operating profit joint ventures growth

(i)	ROIC calculation excludes exceptional items.

ROIC before exceptional items increased 77bps as organic operating profit growth was partially offset by the impact from associates and higher tax charges.

Additional financial information

Summary income statement

	31 December 2016	Exchange (a)	Acquisitions and disposals (b)	Organic movement(i)	31 December 2017
	£ million	£ million	£ million	£ million	£ million
Sales	9,615	(208)	(113)	640	9,934
Excise duties	(3,194)	74	96	(380)	(3,404)

Net sales	6,421	(134)	(17)	260	6,530
Cost of sales	(2,465)	92	29	(95)	(2,439)

Gross profit	3,956	(42)	12	165	4,091
Marketing	(908)	8	(2)	(66)	(968)
Other operating expenses	(983)	19	(8)	39	(933)

Operating profit	2,065	(15)	2	138	2,190
Non-operating items (c)	20				—
Net finance charges	(182)				(154)
Share of after tax results of associates and joint ventures	171				168

Profit before taxation	2,074				2,204
Taxation (d)	(436)				(77)

Profit from continuing operations	1,638				2,127
Discontinued operations (c)	(55)				—

Profit for the period	1,583				2,127

(i)	For the definition of organic movement see page 47.

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of strengthening of sterling against the US dollar, the Turkish lira, the Nigerian naira and the Kenyan schilling, partially offset by weakening of sterling against the euro.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2017 is set out in the table below.

		Gains/ (losses) £ million
Translation impact		(42)
Transaction impact		27

Operating profit before exceptional items		(15)

Net finance charges – translation impact		1
Impact of IAS 21 and IFRS 9 on net other finance charges		3

Net finance charges		4
Associates – translation impact		6

Profit before exceptional items and taxation		(5)

	Six months ended 31 December 2017	Six months ended 31 December 2016
Exchange rates
Translation £1 =	$1.32	$1.27
Transaction £1 =	$1.41	$1.44
Translation £1 =	€1.12	€1.16
Transaction £1 =	€1.17	€1.24

(b) Acquisitions and disposals

The acquisitions and disposals movement was primarily attributable to the comparable period movement where a number of brands in Indian states changed from being owned brands to being franchised and the acquisition of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States purchased on 15 August 2017.

(c) Exceptional items

There were no operating or non-operating exceptional items in the six months ended 31 December 2017.

Non-operating items of £20 million in the six months ended 31 December 2016 comprised a net gain of £20 million before tax in respect of the sale of Diageo’s wine interests in the United States.

See page 48 for the definition of exceptional items.

Discontinued operations in the six months ended 31 December 2016 comprised £55 million (net of deferred tax of £9 million) of additional amounts payable to the UK Thalidomide Trust.

(d) Taxation

The reported tax rate for the six months ended 31 December 2017 was 3.5% compared with 21.0% for the six months ended 31 December 2016.

The significant decrease in the reported rate is driven by the remeasurement of deferred tax liabilities resulting in an exceptional tax credit of £360 million ($475 million), as a consequence of the reduction in the US Federal tax rate (from 35% to 21%) enacted by the Tax Cuts and Jobs Act (TCJA) in the United States on 22 December 2017.

The tax rate before exceptional items for the six months ended 31 December 2017 was 19.8% compared with 20.9% in six months ended 31 December 2016.

As at 30 June 2017 the expectation of the tax rate before exceptional items for the year ending 30 June 2018 was 21%. The current expectation is that the tax rate before exceptional items for the year ending 30 June 2018 will be approximately 20%.

The change in our expectation of the estimated tax rate for the year ending 30 June 2018 is principally driven by the application of the TCJA. In common with a number of other multinationals the current tax environment is creating increased levels of uncertainty.

(e) Dividend

The group aims to increase the dividend at each half-year and the decision as to the rate of the dividend increase is made with reference to dividend cover as well as the current performance trends including top and bottom line together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2017 dividend cover was 1.7 times. It is expected that dividend increases will be maintained at roughly a mid-single digit rate until cover is back in range.

An interim dividend of 24.9 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 23 February 2018. The ex-dividend date is 22 February 2018. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to ordinary shareholders on 6 April 2018. Payment to US ADR holders will be made on 11 April 2018. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 14 March 2018.

(f) Share buyback

On 8 September 2017 the group commenced a share buyback programme to spend up to £1.5 billion to repurchase shares in the year ending 30 June 2018. At 31 December 2017 the group had purchased 28,739,449 ordinary shares for a cost of £742 million (including £4 million of transaction costs) and has funded the purchases through a combination of cash and short term commercial paper. A financial liability of £182 million has been established at 31 December 2017 representing 6,804,364 shares that are expected to be purchased by 24 January 2018. Of these shares 715,009 were purchased before 31 December 2017 for a cost of £19 million, but had not been paid by the period end.

Movement in net borrowings

	2017 £ million	2016 £ million
Net borrowings at 30 June	(7,892)	(8,635)
Free cash flow (a)	1,029	1,084
Acquisition and sale of businesses (b)	(559)	(31)
Share buyback programme	(742)	—
Proceeds from issue of share capital	1	1
Net purchase of own shares for share schemes (c)	(28)	(49)
Dividends paid to non-controlling interests	(61)	(44)
Rights issue proceeds from non-controlling interests of subsidiary company	26	—
Net movements in bonds (d)	188	(461)
Net movements in other borrowings (e)	911	549
Equity dividends paid	(968)	(920)

Net (decrease)/increase in cash and cash equivalents	(203)	129
Net increase in bonds and other borrowings	(1,099)	(88)
Exchange differences (f)	47	(271)
Other non-cash items	(51)	(71)

Net borrowings at 31 December	(9,198)	(8,936)

(a) See page 17 for the analysis of free cash flow.

(b) In the six months ended 31 December 2017 acquisitions and sale of businesses included $705 million (£548 million) in respect of the acquisition of Casamigos. The deferred consideration of $300 million (£233 million) is expected to be paid in tranches over the next ten years when Casamigos achieves certain performance targets.

In the six months ended 31 December 2016 acquisitions and sale of businesses included part of the settlement of the guarantee in respect of the US wines disposal partially offset by the working capital settlement received from Treasury Wine Estates.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £67 million (2016 – £86 million) less receipts from employees on the exercise of share options of £39 million (2016 – £37 million).

(d) In the six months ended 31 December 2017, the group issued bonds of €1,275 million (£1,136 million) and repaid bonds of $1,250 million (£948 million). In the comparable period the group repaid bonds of $600 million (£461 million).

(e) In the six months ended 31 December 2017 the net movement in other borrowings principally arose from the issue of commercial paper and cash movements on foreign exchange swaps and forwards. In the comparable period movements were driven by the settlements of the cross currency interest rate swaps and the cash movements of foreign exchange swaps and forwards.

(f) Decrease in net borrowings of £47 million is primarily driven by the favourable exchange differences on US dollar denominated borrowings partially offset by an adverse movement on euro denominated borrowings and an unfavourable change on foreign exchange swaps and forwards.

Movement in equity

	2017 £ million	2016 £ million
Equity at 30 June	12,028	10,180
Profit for the period	2,127	1,583
Exchange adjustments (a)	(428)	304
Remeasurement of post employment plans including taxation	(86)	234
Rights issue proceeds from non-controlling interests of subsidiary company (b)	26	—
Dividends to non-controlling interests	(61)	(44)
Dividends paid	(968)	(920)
Share buyback programme	(924)	—
Other reserve movements	(24)	(84)

Equity at 31 December	11,690	11,253

(a) Movement in the six months ended 31 December 2017 primarily arose from exchange losses in respect of the Indian rupee, US dollar and the Turkish lira.

(b) In the six months ended 31 December 2017 a rights issue was completed by Guinness Nigeria (GN) where Diageo’s controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans

The deficit in respect of post employment plans before taxation increased by £27 million from £491 million at 30 June 2017 to £518 million at 31 December 2017. The increase primarily arose due to a decrease in returns from AA-rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (UK from 2.6% to 2.5%, Ireland from 2.1% to 1.7%) largely offset by an increase in the market value of the assets held by the post employment schemes and the contributions paid into the post employment plans. Total cash contributions by the group to all post employment plans in the year ending 30 June 2018 are estimated to be approximately £200 million.

Analysis by reporting segments

The reported and organic movements for volume, net sales, marketing spend and operating profit before exceptional items by reporting segments for the six month ended 31 December 2017 were as follows:

	Volume		Net sales		Marketing		Operating profit(i)
Reported growth by region	%	EUm	%	£ million	%	£ million	%	£ million
North America	2	0.4	1	11	6	20	1	8
Europe and Turkey	5	1.1	4	65	7	17	12	64
Africa	4	0.6	(4)	(34)	(1)	(1)	(9)	(12)
Latin America and Caribbean	8	0.9	3	21	10	10	6	13
Asia Pacific	(12)	(6.0)	3	43	8	14	22	57
Corporate	—	—	13	3	—	—	(6)	(5)

Diageo	(2)	(3.0)	2	109	7	60	6	125

	Volume		Net sales		Marketing		Operating profit(i)
Organic growth by region	%	EUm	%	£ million	%	£ million	%	£ million
North America	1	0.2	2	52	8	24	3	26
Europe and Turkey	5	1.1	4	68	6	14	12	62
Africa	4	0.6	2	13	2	2	(3)	(4)
Latin America and Caribbean	9	1.0	7	42	11	11	10	20
Asia Pacific	(1)	(0.7)	7	83	9	15	17	45
Corporate	—	—	8	2	—	—	(14)	(11)

Diageo	2	2.2	4	260	7	66	7	138

(i)	Before operating exceptional items.

North America

Net sales

Net sales were £2,183 million in the six months ended 31 December 2017 an increase of £11 million compared to net sales of £2,172 million in the six months ended 31 December 2016. Net sales were favourably impacted by organic growth of £52 million (see further performance analysis below), £20 million following the acquisition of Casamigos in August 2017 and the reallocation of the results of the Travel Retail operations of £13 million partially offset by exchange rate movements of £74 million primarily due to the weakening of the US dollar against sterling.

Operating profit

Operating profit was £1,027 million in the six months ended 31 December 2017 an increase of £8 million compared to operating profit of £1,019 million in the six months ended 31 December 2016. Operating profit increased by £26 million due to organic growth, by £2 million (£6 million contribution less £4 million of transaction costs) from the acquisition of Casamigos in August 2017 and by £11 million from the reallocation of the results of the Travel Retail operations, partially offset by £31 million from exchange rate movements primarily due to the weakening of the US dollar.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 2% with US Spirits growing 3%, continued growth in Diageo Beer Company USA (DBC USA) and Canada, and improvement in Travel Retail. In US Spirits, category share gains were achieved for all key brands except in vodka. North American whisk(e)y net sales grew 4%. Crown Royal grew 4% with Crown Royal Deluxe and Crown Royal Regal Apple growth accelerating, partially offset by Crown Royal Vanilla lapping its launch in the first half of last year. Bulleit continued its strong growth. Scotch grew 3% with Johnnie Walker growing 5%. Captain Morgan and Baileys continued their growth momentum. Vodka net sales declined 8% primarily driven by Cîroc and Ketel One vodka. Smirnoff net sales were down 2%, a slower decline than last year. Don Julio growth accelerated with net sales growing 39%. DBC USA net sales grew 2% with ready to drink growing 4% and beer declining 1%. Net sales in Canada were up 1%. Marketing in North America increased 8% and grew ahead of net sales as investment was up-weighted in the first half. Operating margin improved 6bps as positive mix and productivity initiatives delivered gross margin expansion with zero based budgeting and organisational effectiveness changes driving lower overhead cost, largely offset by increased marketing.

Key financials:	F17 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million”	Acquisitions and disposals £ million	Organic movement £ million	F18 H1 £ million	Reported movement %
Net sales	2,172	(74)	13	20	52	2,183	1
Marketing	318	(6)	—	2	24	338	6
Operating profit	1,019	(31)	11	2	26	1,027	1

(i)	Reclassification includes a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	1	2	2	1

US Spirits	1	1	3	—
DBC USA	2	2	2	(4)
Canada	(2)	(2)	1	1

Spirits	1	2	4	1
Beer	(1)	(1)	1	(2)
Ready to drink	5	5	3	—

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal	2	3	—
Smirnoff	(2)	(2)	(5)
Captain Morgan	3	3	—
Johnnie Walker	4	9	9
Ketel One vodka	(8)	(13)	(16)
Cîroc	(6)	(11)	(14)
Baileys	16	17	14
Guinness	—	2	(1)
Tanqueray	10	8	5
Don Julio	36	39	34
Bulleit	8	9	5
Buchanan’s	7	3	(1)

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except Johnnie Walker 6%.

•	Net sales in US Spirits were up 3%. Net sales were marginally ahead of depletions. Crown Royal and Bulleit continued share gains in the North American whisk(e)y category. The Generosity platform is working for Crown Royal, driving gains in equity and category share. Crown Royal net sales grew 4% with acceleration in Crown Royal Deluxe and Crown Royal Regal Apple growth partially offset by Crown Royal Vanilla cycling its launch in the first half of last year. Johnnie Walker grew 5% as investment continued in the successful ‘Keep Walking America’ platform, scaled up ‘liquid on lips’ and highlighted Johnnie Walker Blue Label in the gifting occasion. Buchanan’s grew 2% as it lapped a strong depletion performance in the first half of last year. Vodka decline was driven primarily by Cîroc and Ketel One vodka declining 12% and 13%, respectively. Execution of improved plans on Cîroc and Ketel One vodka started in the first half and are expected to take time to impact performance. Smirnoff net sales performance improved versus last year and brand equity scores improved as it continued to remind consumers that it is a quality vodka at a great price through a campaign involving celebrity influencers, new packaging with quality cues and local activation against multi-cultural millennial consumers. The ‘Live like a Captain’ campaign is resonating well with consumers and driving strong category share and equity gains for Captain Morgan. Baileys growth accelerated versus last year with the launch of a new campaign reminding consumers of its indulgent treat positioning over the holidays. Don Julio net sales grew 39% with growth and category share gains accelerating versus last year.

•	DBC USA net sales increased 2% with ready to drink growing 4% and beer declining 1%. Ready to drink growth was driven by continued growth of Smirnoff Ice Spiked and Smirnoff Spiked Sparkling Seltzer which were launched last year. Beer declined 1% with Guinness net sales flat and declines on Smithwick’s ale and Harp lager.
•	Net sales in Canada grew 1% driven by growth on Johnnie Walker, Baileys, Guinness and ready to drink. Johnnie Walker benefitted from a focus on Johnnie Walker Black Label highlighting its credentials to consumers through mentoring events, media and in-store activation. Guinness benefitted from the growth in the on-trade and launch of Hop House 13 Lager.
•	Marketing grew 8% with upweight in marketing investment funded largely from productivity initiatives.

Europe and Turkey

Net sales

Net sales were £1,599 million for the six months ended 31 December 2017 an increase of £65 million compared to net sales of £1,534 million in the six months ended 31 December 2016. Net sales benefited from organic growth of £68 million (see further performance analysis below) and £2 million from exchange rate movements driven mainly by the strengthening of the euro and Russian rouble partially offset by the weakness of the Turkish lira. These increases were partially offset by £2 million as a result of disposals principally in respect of the Percy Fox wine business in January 2016 and the reallocation of the results of the Travel Retail operations of £3 million.

The organic percentage increase in sales of £220 million is greater (8%) than the organic increase in net sales (4%) because of increases in excise duties, which have largely been passed on to the customer, principally in Turkey and Great Britain.

Operating profit

Operating profit was £599 million in the six months ended 31 December 2017 an increase of £64 million compared to operating profit of £535 million in the six months ended 31 December 2016. Operating profit benefited from organic growth of £62 million and £4 million from exchange rate movements principally due to the strengthening of the euro and Russian rouble partially offset by the weakness of the Turkish lira. These increases were partially offset by the reallocation of the results of the Travel Retail operations of £2 million.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

The region delivered 4% net sales growth. In Europe, net sales were up 4% largely driven by Great Britain and Continental Europe, with continued share gains in spirits, up 20bps. Growth was broad based across all key categories, but primarily driven by gin, where Tanqueray gained share in a growing category and Gordon’s benefitted from the launch of its Pink variant. Guinness was up 4%. Net sales of Captain Morgan grew double digit and the brand continued to gain share in the category. Scotch net sales were up 2% led by growth in Russia and Europe Partner Markets partially offset by weakness in JeB in Iberia. Reserve brands continued to deliver a good performance with net sales up 8% largely driven by Cîroc, Zacapa and Bulleit. In Turkey, net sales were up 10% largely driven by price increases across categories. Operating margin improved 239bps as an up-weight in marketing investment was offset by the on-going productivity initiatives and lapping other one-off operating costs.

Key financials:	F17 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F18 H1 £ million	Reported movement % £ million
Net sales	1,534	2	(3)	(2)	68	1,599	4
Marketing	229	3	—	—	14	246	7
Operating profit	535	4	(2)	—	62	599	12

(i)	Reclassification includes a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey	5	5	4	4

Europe(i)	5	7	4	9
Turkey	7	7	10	(8)

Spirits	5	5	5	5
Beer	2	2	3	6
Ready to drink	3	3	7	8

Global giants and local stars(ii):	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Guinness	3	4	6
Johnnie Walker	4	4	8
Smirnoff	(1)	(1)	—
Baileys	5	1	3
Yenì Raki	2	7	(11)
Captain Morgan	6	10	15
JεB	(7)	(11)	(8)
Tanqueray	22	20	24

(i)	Following a change in management responsibilities the Europe market, from 1 July 2017, includes Russia and the Algeria, Iraq, Jordan, Lebanon and Morocco markets.
(ii)	Spirits brands excluding ready to drink.
(iii)	Organic equals reported volume movement

•	In Europe, net sales were up 4%:
•	In Great Britain, net sales grew 7%, primarily driven by growth in gin and beer. Tanqueray delivered strong double digit net sales growth and gained 70bps of share and Gordon’s benefitted from the launch of its Pink variant. Guinness net sales increased 8% and gained 20bps of share, driven by a strong performance in Guinness Draught and Hop House 13 Lager. Scotch net sales were up double digit mainly driven by scotch malts and Johnnie Walker supported by the seasonal “Christmas lights” campaign. Reserve brands continued to deliver double digit growth, with strong performance across brands, led by increased distribution in Cîroc and the launch of Cîroc French Vanilla. The business also partially benefitted from lapping prior year working capital efficiencies, including inventory reductions.
•	Net sales in Ireland were flat. Guinness grew 1% driven by the continued success of Hop House 13 Lager and the launch of the ‘Behind every town’ campaign across the country, offset by other beer brands where net sales declined 3%. In spirits, net sales were up 13% largely driven by strong performance in Gordon’s and Tanqueray in gin.
•	In Continental Europe, net sales were up 3%:
•	Iberia net sales declined 7% due to a weak performance of JeB driven by category decline and increased competitive pressure.
•	In Central Europe, net sales grew 1%. Double digit growth in Tanqueray and improved performance of Johnnie Walker in Poland was partially offset by a soft performance in Baileys which lapped a strong performance the prior year with up-weighted promotional activities.
•	In Northern Europe net sales were up 2% as net sales growth in Nordics was partially offset by a 2% net sales decline in Benelux as the spirits category slowly began to recover following the duty increase in November 2016.

•	In Mediterranean Hub, net sales were up 10% largely driven by Italy with broad growth across the spirits categories.
•	Europe Partner Markets grew net sales 12% driven by an expanded distribution footprint and performance improvement in Johnnie Walker.
•	Russia net sales grew 13% with 8.3pps of positive price/mix driven by price increases in the previous year. Growth was largely driven by scotch led by Johnnie Walker and also strong growth in Captain Morgan.
•	In France, net sales were flat. Continued strong performance in Captain Morgan and Zacapa was offset by weakness in JeB and Smirnoff including ready to drink.
•	In Turkey, net sales grew 10% primarily driven by excise led price increases and good raki and vodka category performance.
•	Marketing investment increased 6% focused on key growth opportunities for the region in Guinness, Johnnie Walker, reserve and gin. Productivity benefits continued to improve the efficiency and effectiveness of the investment.

Africa

Net sales

Net sales were £774 million in the six months ended 31 December 2017 a decrease of £34 million compared to net sales of £808 million in the six months ended 31 December 2016. Net sales were adversely impacted by £47 million from exchange rate movements primarily due to the weakening of the Nigerian naira, the Kenyan schilling and the Ghanaian cedi partially offset by organic growth of £13 million (see further performance analysis below).

Operating profit

Operating profit was £120 million in the six months ended 31 December 2017 a decrease of £12 million compared to operating profit of £132 million in the six months ended 31 December 2016. Operating profit was adversely impacted by an organic decrease of £4 million and £8 million from exchange rate movements primarily due to the weakening of the Nigerian naira, the Kenyan schilling and the Ghanaian cedi.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa net sales increased 2%. Performance was mixed as double digit growth in Nigeria was partially offset by weakness in Africa Regional Markets and South Africa. In East Africa, our biggest market in the region, net sales were flat as performance was impacted by the uncertainty following the presidential election in Kenya. Across Africa, beer net sales were up 5%, as weakness in Kenya was offset by strong growth of Dubic in Nigeria and the successful launch of Serengeti Lite in Tanzania. Guinness and Malta Guinness also delivered good growth with net sales up 3% and 9% respectively. Mainstream spirits continued to deliver strong double digit growth driven by solid performance in East Africa and Nigeria. Scotch net sales declined 7% largely driven by challenges within the third party distributor network in Cameroon. Operating margin declined by 79bps driven by adverse price-mix, partially offset by productivity savings in supply, lower indirect spend as well as organisational effectiveness benefits.

Key financials:	F17 H1 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	F18 H1 £ million	Reported movement % £ million
Net sales	808	(47)	—	13	774	(4)
Marketing	84	(3)	—	2	83	(1)
Operating profit	132	(8)	—	(4)	120	(9)

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	4	4	2	(4)
East Africa	4	4	—	(5)
Africa Regional Markets	(6)	(6)	(4)	(8)
Nigeria	17	17	20	—
South Africa	4	4	(2)	(2)

Spirits	12	12	(1)	(4)
Beer	—	—	5	(4)
Ready to drink	(8)	(8)	(5)	(9)

Global giants and local stars(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness	(1)	3	(4)
Johnnie Walker	(2)	(7)	(9)
Smirnoff	3	(13)	(14)
Other beer:
Malta Guinness	(2)	9	(5)
Tusker	2	1	(5)
Senator	(16)	(16)	(21)
Satzenbrau	(22)	(7)	(22)

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement.

•	In East Africa, net sales were flat, as performance was impacted by the uncertainty following the presidential election in August 2017 in Kenya. Beer net sales were flat as a decline in Senator Keg in Kenya was offset by the successful launch of Serengeti Lite in Tanzania. Despite the uncertain environment in its home market, Tusker grew 1% in East Africa supported by the ‘Here’s To Us’ campaign and Guinness net sales increased 3%, as it leveraged activations around the English Premier League football matches. Mainstream spirits continued to deliver strong performance driven by improved distribution and increased marketing investment.
•	In Africa Regional Markets, net sales declined 4% with growth in beer offset by double digit decline in spirits largely driven by challenges within the third party distributor network in Cameroon. Beer net sales were up 1% driven by double digit growth in Malta Guinness supported by increased sampling activations, offset by double digit decline in Harp. In Ghana net sales increased 9% with net sales growth in Malta Guinness and Guinness offsetting decline in ready to drink where Orijin faced increased competitive pressure.
•	Net sales in South Africa declined 2% largely driven by double digit decline in Smirnoff 1818 which was impacted by price increases and category decline in an increased competitive environment.
•	In Nigeria, net sales increased 20%. Beer net sales were up 23% as value beer continued to be the largest growth contributor driven by Dubic. Guinness net sales were up 14% as it benefitted from lapping a soft performance the prior year and the activation of the ‘Be A Front Row Fan’ which leveraged on the English Premier League matches. Malta Guinness net sales were up 6% supported by the launch of the ‘Fuel Your Greatness’ campaign. In spirits, net sales were up 22% through strong double digit growth in mainstream spirits driven by innovation launches and new formats.

•	Marketing investment increased 2% as the region benefitted from productivity initiatives. In Nigeria, marketing was focused on key campaigns including Malta Guinness ‘Fuel Your Greatness’ and Satz Smart Choice. In East Africa, the focus of marketing investment was on the Guinness campaign ‘Meet The Legend’ and the launch of Serengeti Lite. South Africa increased investment behind the scotch portfolio.

Latin America and Caribbean

Net sales

Net sales were £649 million in the six months ended 31 December 2017 an increase of £21 million compared to net sales of £628 million in the six months ended 31 December 2016. Organic growth benefited net sales by £42 million (see further performance analysis below) partially offset by £10 million exchange rate movements mainly due to the weakening of the Venezuelan bolivar, Colombian peso and Brazilian real and the reallocation of the results of the Travel Retail operations of £11 million.

Operating profit

Operating profit was £218 million in the six months ended 31 December 2017, an increase of £13 million compared to operating profit of £205 million in the six months ended 31 December 2016. Organic growth contributed £20 million and exchange rate movements £2 million partially offset by the reallocation of the results of the Travel Retail operations of £9 million.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In Latin America and Caribbean net sales grew 7% with strong performance in PUB, Mexico, and PEBAC partially offset by a decline in Colombia, and weakness in the export channels. All key spirits categories were in growth. In scotch, net sales were up 2% with strong performance by Johnnie Walker and Black & White, which is recruiting new consumers across Brazil, Mexico and Colombia, partially offset by weak Old Parr performance in Colombia. Don Julio delivered strong double digit growth, and Smirnoff net sales were also up double digit with the brand back in growth in Brazil, its largest market in the region. In gin, Tanqueray drove category growth in Brazil and Mexico, and in rum net sales were up double digit with all key brands in growth. Operating margin for the region increased 97bps as up-weighted investment in marketing was more than offset by productivity led overhead savings through organisational effectiveness programmes.

Key financials:	F17 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F18 H1 £ million	Reported movement % £ million
Net sales	628	(10)	(11)	—	42	649	3
Marketing	99	(1)	—	—	11	109	10
Operating profit	205	2	(9)	—	20	218	6

(i)	Reclassification includes a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	9	8	7	3

PUB	9	9	14	13
Mexico	7	6	12	12
CCA	(6)	(6)	(6)	(6)
Andean	16	16	(1)	(12)
PEBAC	31	31	17	18

Spirits	8	8	7	4
Beer	(5)	(5)	(5)	(2)
Ready to drink	(8)	(8)	(1)	(4)

Global giants, local stars(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	1	4	—
Buchanan’s	(6)	—	(3)
Smirnoff	15	14	12
Old Parr	(11)	(16)	(17)
Baileys	(9)	(6)	(6)
Ypióca	12	7	6
Black & White	46	76	75

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for Johnnie Walker flat and Old Parr (12)% due to the reallocation of the Travel Retail operations.

•	In PUB (Paraguay, Uruguay and Brazil), net sales increased 14%. In Brazil, growth was broad-based across all spirits categories. Scotch net sales were up 11% driven by continued activation on Black & White. In gin, Tanqueray tripled in value through increased activation and distribution and Smirnoff net sales increased 8% supported by new formats to drive accessibility. Net sales in Paraguay and Uruguay continued to grow due to improved performance in the export channels.
•	In Mexico, net sales increased 12% driven by growth across all spirits categories. Reserve grew net sales 38% driven by Don Julio which gained 2.7pps of share. Scotch growth was fuelled by Black & White which continued its double digit growth. Johnnie Walker, the biggest brand in the market, gained share while Buchanan’s performance was impacted by price increases. Vodka net sales returned to growth with improved performance on Smirnoff 21 and the launch of Smirnoff X1.
•	In CCA (Caribbean and Central America), net sales declined 6%. Hurricanes Irma and Maria impacted performance in the domestic markets, where net sales increased 1%. Export channels net sales declined 19% as market conditions remained challenging.
•	Andean (Colombia and Venezuela) net sales declined 1%. Colombia net sales were down 9% as recent tax regulations resulted in higher retail selling prices for premium imported whisky, and impacted the performance of Old Parr. Negative price/mix was driven by expansion in the standard and primary segment where Johnnie Walker Red Label and Black & White are recruiting consumers from local spirits and capturing the down trading due to the impact of tax changes. Overall Diageo Colombia gained share in scotch and consolidated its leadership position in the category. In Venezuela volume grew 26% largely driven by locally produced brands. Net sales grew significantly faster as price increases offset high inflation.

•	PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered net sales growth of 17%, mainly driven by Ecuador, where economic conditions have improved, and Argentina. In Argentina, net sales growth was led by Smirnoff, driven by increased distribution, and Johnnie Walker which gained 4.3pps of share. Net sales also grew in Chile and Bolivia, partially offset by declines in Peru.
•	Marketing investment increased by 11%, driven by up-weighted investment on scotch across the portfolio with support focused behind Johnnie Walker and Black & White.

Asia Pacific

Net sales

Net sales were £1,298 million in the six months ended 31 December 2017 an increase of £43 million compared to net sales of £1,255 million in the six months ended 31 December 2016. Net sales were favourably impacted by £83 million organic growth (see further performance analysis below) and the reallocation of the results of the Travel Retail operations of £1 million partially offset by £6 million exchange rate movements principally due to the weakening of Australian dollar, Japanese yen and Indonesian rupiah partially offset by the Indian rupee. Net sales reduced by £35 million due to the transition of a number of operations in India to a royalty or franchise model.

Operating profit

Operating profit was £316 million in the six months ended 31 December 2017 an increase of £57 million compared to operating profit of £259 million in the six months ended 31 December 2016. Operating profit benefited £45 million organically and by £12 million from exchange rate movements principally due to the strengthening of the Australian dollar and Taiwan dollar.

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

In Asia Pacific net sales grew 7% with strong growth in Greater China and solid performance in India, South East Asia, and Travel Retail Asia and Middle East. This was partly offset by the continued contraction of the scotch category in Korea and a decline in net sales in Australia. Growth was broad based across most spirits categories. Chinese white spirits continued to grow strong double digit driven by improved execution and expanded distribution. Net sales in India grew 2% largely impacted by the Supreme Court ruling banning sales in certain outlets near state highways. In scotch, net sales were up 5% as strong performance in Johnnie Walker more than offset the net sales decline in Windsor in Korea. Net sales of reserve brands were up 29% largely driven by Chinese white spirits and strong growth in Johnnie Walker reserve variants. Gross margin for the region increased 39bps largely driven by India. Operating margin increased 204bps driven by mix and productivity led overhead savings through both indirect spend and organisational effectiveness programmes.

Key financials:	F17 H1 £ million	Exchange £ million	Reclassifi- cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	F18 H1 £ million	Reported movement %
Net sales	1,255	(6)	1	(35)	83	1,298	3
Marketing	174	(1)	—	—	15	188	8
Operating profit	259	12	—	—	45	316	22

(i)	Reclassification includes a reallocation of the results of the Travel Retail operations to the geographical regions.

Markets:	Organic volume movement(i) %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	(1)	(12)	7	3

India	(3)	(15)	2	(4)
Greater China	29	29	32	32
Australia	(10)	(10)	(8)	(9)
South East Asia	8	27	10	7
North Asia	6	6	(5)	(8)
Travel Retail Asia and Middle East	29	28	27	32

Spirits	(1)	(12)	8	5
Beer(ii)	4	53	3	1
Ready to drink	(13)	(13)	(11)	(12)

Global giants and local stars(iii):	Organic volume movement(iv) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	14	13	14
McDowell’s	(3)	3	(5)
Windsor	(10)	(15)	(16)
Smirnoff	10	5	5
Guinness	6	4	2
Bundaberg	(13)	(8)	(9)
Shui Jing Fang(v)	69	75	72

(i)	Difference between organic and reported volume for Asia Pacific is driven by the move to the franchise model for some popular segment brands in India.
(ii)	Following a review of group’s reporting of volume an adjustment was made to include Malaysia and Singapore contract brew volume in the reported beer figures which increased the reported volume in Asia Pacific by 0.2 million equivalent cases for the six months ended 31 December 2016.
(iii)	Spirits brands excluding ready to drink.
(iv)	Organic equals reported volume movement except for Guinness 54% and McDowell’s (15)% which were impacted by a volume adjustment to include Malaysia and Singapore contract brew volume in the reported figures, and a change from an owned to a franchise model in India.
(v)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

•	In India net sales increased 2% as growth from lapping the demonetisation and pricing benefits were offset by the impact of the Supreme Court ruling prohibiting the sale of alcohol in certain outlets near state highways and route to market changes in certain states. Prestige and above net sales grew 6% driven by McDowell’s No. 1, which was supported by the launch of its ‘Never Drink and Drive’ campaign, and Signature. Scotch net sales were up 4% driven by Johnnie Walker and by Black Dog, which gained share in the category. Rum net sales were up 2% and benefited from the national roll out of Captain Morgan. Net sales in the popular brands segment declined 3% and now account for approximately 36% of the business.
•	In Greater China net sales increased 32% despite the impact of the later Chinese New Year in 2018. Chinese white spirits net sales grew 80% driven by improved execution and expanded distribution beyond our core provinces. Scotch net sales declined as strong double digit growth in Mainland China, driven by Johnnie Walker and The Singleton, was more than offset by declines in Taiwan. In Taiwan scotch net sales were impacted by category decline and commercial challenges in the market.

•	Net sales in Australia were down 8% driven by working capital efficiencies, including inventory reductions, delivered with key customers. Underlying performance in Bundaberg improved as it benefited from a packaging relaunch and the new ‘Unmistakeably Ours’ campaign launched in March 2017. The ready to drink category remains challenged, but recent innovation launches Bundaberg Lazy Bear and Smirnoff Pure continue to see solid growth.
•	In South East Asia, net sales increased 10% largely driven by strong double digit growth in Key Accounts and the Philippines where Johnnie Walker was supported by continued focus on route to consumer and occasion-driven activation. Scotch net sales grew 19% with growth in all markets except Vietnam. In Thailand net sales increased 6% following the end of the mourning period for the death of the king.
•	In North Asia, net sales declined 5% as growth in Japan was offset by continued weakness in Korea. In Korea net sales declined 9% as Windsor continued to be impacted by the scotch category decline as consumers move away from traditional on-trade occasions and look for alternatives with lower alcohol content. This was partially offset by strong double digit net sales growth in the W range by Windsor, which plays in the lower ABV segment and by Guinness. Japan net sales increased 2% with good performance in scotch offsetting decline in ready to drink.
•	Travel Retail Asia and Middle East net sales grew 27% as the Middle East lapped weak performance in the previous year as well as significant improvement in commercial activation and expanded distribution.
•	Marketing investment increased 9% driven by up-weighted investment in China and India.

Category and brand review

Net sales by category Volume by category Marketing spend by categoryL6,530m 126.4EUm L968mScotch Vodka North American whisk(e)y Rum IMFL whisky Liqueurs Gin Tequila Beer Ready to drink Other

Net sales by category and region

North America	Europe and Turkey	Africa

North America SpiritsBeer33% of total Diageo Ready to drinkOther	Europe and Turkey SpiritsBeer25% of total Diageo Ready to drinkOther	Africa SpiritsBeer12% of total Diageo Ready to drinkOther

Latin America and Caribbean	Asia Pacific

Latin America and Caribbean Spirits10% Beerof total DiageoReady to drinkOther	Asia Pacific SpiritsBeer20% of total DiageoReady to drinkOther

Key categories:	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	2	5	3
Scotch	4	3	3
Vodka(ii)	1	(3)	(6)
North American whisk(e)y	1	4	—
Rum(ii)	(1)	5	1
Indian-Made Foreign Liquor (IMFL) whisky	(2)	1	(3)
Liqueurs	5	5	5
Gin(ii)	18	16	15
Tequila	37	43	58
Beer	—	4	—
Ready to drink	(5)	(2)	(4)

(i)	Spirits brands excluding ready to drink.
(ii)	Vodka, rum, gin including IMFL brands.
(iii)	Organic equals reported volume movement except for spirits (3)%, rum (10)%, IMFL whisky (9)%, vodka (1)%, tequila 53%, gin 13% which were impacted by acquisitions and disposals and the move from an owned to a franchise model in India, and beer 2% which was impacted by an adjustment to include Malaysia and Singapore contract brew volume in the reported beer figures.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Scotch represents 27% of Diageo’s net sales and was up 3% with broad based growth across all regions except Africa which was impacted by challenges within the third party distributor network in Cameroon. Johnnie Walker delivered a strong performance with net sales up 7% and primary scotch brands net sales increased 8% largely driven by Black & White in Latin America and Caribbean and Asia Pacific. Elsewhere Windsor net sales declined double digit as it continued to suffer from the category decline in Korea and Old Parr performance was impacted by tax regulation changes in Colombia. Net sales in scotch malts were up 3% with growth in North America, China Mainland, South East Asia and Travel Retail Asia and Middle East partially offset by weakness of The Singleton in Taiwan.
•	Vodka represents 11% of Diageo’s net sales and declined 3% as good performance in Europe and Turkey, Latin America and Caribbean and Asia Pacific was offset by decline in North America and Africa. The net sales decline was driven predominantly by Cîroc and Ketel One vodka in North America. Smirnoff declined 1% driven by South Africa where Smirnoff 1818 was impacted by increased competitive pressure and Smirnoff net sales declined 14%. Smirnoff was also down 2% in US Spirits, partially offset by a good performance in most of our markets in Asia Pacific and Latin America and Caribbean.
•	North American whisk(e)y represents 9% of Diageo’s net sales and grew 4%. Net sales in Crown Royal, our Canadian whisky, grew 3% and continued to gain share in US Spirits, its biggest market. Growth in American whiskeys was largely driven by Bulleit.
•	Rum represents 7% of Diageo’s net sales and grew 5% with broad based growth across all regions. This was largely driven by Captain Morgan, up 6%, and Zacapa, up 21%, as both brands delivered good performance and share gains in our biggest markets: US Spirits and Europe.
•	IMFL whisky represents 5% of Diageo’s net sales and grew 1%. Growth from successful relaunches of McDowell’s No.1 and Signature were partially offset by declines of Bagpiper and Old Tavern in the declining popular segment.
•	Liqueurs represents 6% of Diageo’s net sales and grew 5% driven by double digit growth of Baileys in US Spirits as the brand benefited from a new media campaign and ‘liquid on lips’ sampling activations.
•	Gin represents 4% of Diageo’s net sales and grew 16% with broad based growth across all regions. Tanqueray and Gordon’s in Europe were the largest contributors to growth as both brands grew double digit.
•	Tequila represents 3% of Diageo’s net sales and grew 43%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Mexico.

•	Beer represents 15% of Diageo’s net sales and grew 4%. Growth was largely driven by Guinness and Dubic, a value brand in Nigeria. Guinness net sales were up 4% with good performance in Europe, as the brand continued to benefit from the successful launch of the ‘The Brewers Project’ including Guinness Hop House 13 Lager, Nigeria and Korea. In East Africa performance of Senator was impacted by uncertainty following the presidential election in August 2017.
•	Ready to drink represents 5% of Diageo’s net sales and declined 2%. Continued good performance in North America and Europe was largely offset by declines of Bundaberg and Smirnoff in Australia and Orijin in Nigeria and Ghana.

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	5	7	6
Smirnoff	2	(1)	(3)
Baileys	6	6	6
Captain Morgan	8	6	5
Tanqueray	16	16	15
Guinness	1	4	2
Local stars
Crown Royal	1	3	(1)
Yenì Raki	2	7	(11)
Buchanan’s	(3)	1	(2)
JεB	(5)	(8)	(6)
Windsor	(11)	(15)	(16)
Old Parr	(11)	(15)	(16)
Bundaberg	(13)	(8)	(9)
Black & White	31	42	42
Ypióca	12	7	5
McDowell’s	(3)	3	(6)
Shui Jing Fang(iii)	69	75	73
Reserve
Scotch malts	1	3	4
Cîroc	(2)	(6)	(9)
Ketel One vodka	(6)	(11)	(14)
Don Julio	35	42	38
Bulleit	10	11	8

(i)	Spirits brands excluding ready to drink.
(ii)	Organic equals reported volume movement except for McDowell’s (15)%, which was impacted by the move from an owned to a franchise model in India, and Guinness 4% which was impacted by an adjustment to include Malaysia and Singapore contract brew volume in the reported beer figures
(iii)	Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•	Global giants represents 43% of Diageo’s net sales and grew 5%. Growth was broad-based across all brands with the exception of Smirnoff whose net sales declined 1%.
•	Local stars represents 20% of Diageo’s net sales and grew 5%, largely driven by strong growth of Chinese white spirits, Crown Royal in US Spirits and Black & White in Latin America and Caribbean. This was partially offset by declines of Windsor in Korea and Old Parr in Colombia.

•	Reserve brands represents 18% of Diageo’s net sales and grew 11% largely driven by strong double digit growth in Chinese white spirits and Don Julio. Net sales of Johnnie Walker reserve variants were up 7%, driving the growth in scotch reserve brands. Double digit growth in Tanqueray No. Ten, Bulleit and Zacapa broadly offset declines in Ketel One vodka and Cîroc.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of the group’s liquidity has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions.

Analysis of cash flow, movement in net borrowings and equity

For an analysis of movement in net borrowings, movement in equity and post-employment deficit please refer to pages 22-23. For an analysis of free cash flow please refer to page 17.

Analysis of borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

31 December 2017 £ million
Overdrafts	(234)
Other borrowings due within one year	(2,144)

Borrowings due within one year	(2,378)
Borrowings due between one and three years	(2,486)
Borrowings due between three and five years	(1,056)
Borrowings due after five years	(4,105)
Fair value of foreign currency forwards and swaps	82
Fair value of interest rate hedging instruments	(10)
Finance lease obligations	(165)

Gross borrowings	(10,118)
Offset by:
Cash and cash equivalents	920

Net borrowings	(9,198)

The percentage of the group’s gross borrowings and cash and cash equivalents at 31 December 2017 denominated in the following currencies were as follows:

	Total £ million	US dollar %	Sterling(iii) %	Euro %	Indian rupee %	Chinese yuan %	Turkish lira(iii) %	South African rand %	Other(i) %
Gross borrowings(ii)	(10,118)	22	49	24	4	—	—	—	1
Cash and cash equivalents	920	17	7	9	2	19	14	6	26

(i)	No currency included within the other category exceeds 10% of the total cash and cash equivalents balance.
(ii)	Including foreign exchange forwards and swaps.
(iii)	As at 31 December 2017 includes £30 million (Sterling) and £126 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements.

Based on average monthly net borrowings and net interest charge, the effective interest rate for the six months ended 31 December 2017 was 3.0%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

In the six months ended 31 December 2017, the group repaid bonds of $1,250 million (£948 million) (2016 - $600 million (£461 million)) and issued bonds of €1,275 million (£1,136 million).

The principal components of the £1,306 million increase in net borrowings from 30 June 2017 to 31 December 2017 were the £968 million equity dividends, £742 million share buyback programme and $705 million (£548 million) in respect of the acquisition of Casamigos partially offset by the favourable exchange movements of £47 million and £1,029 million of free cash flow.

The group issues short term commercial paper regularly in order to finance its day-to-day operations.

The group had available undrawn committed bank facilities as follows:

31 December 2017 £ million
Expiring within one year	463
Expiring between one and two years	867
Expiring after two years	1,174

2,504

These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short and long term borrowings. However, certain of these borrowings contain cross default provisions, covenants on pari passu ranking, negative pledges and restrictions on certain sale and leaseback transactions.

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial and other covenants throughout each of the periods presented.

Capital management

The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowing to adjusted EBITDA leverage of 2.5 — 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo has and would in the future consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. It is Diageo’s current policy that in the event that the financing of an acquisition negatively impacts Diageo’s leverage, it will seek over time to return to the range of 2.5 — 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. For the calendar year ended 31 December 2017 the adjusted net borrowings to adjusted EBITDA ratio was 2.2 times. For this calculation net borrowings is adjusted by the pension deficit (as at 31 December 2017 - £9,716 million) whilst adjusted EBITDA (year ended 31 December 2017 - £4,402 million) equals operating profit less exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

Capital repayments

Authorisation was given by shareholders on 20 September 2017 to purchase a maximum of 251,773,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2018, if earlier.

OFF-BALANCE SHEET ARRANGEMENTS

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

DEFINITIONS AND RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating margin improvement to the most comparable GAAP measures as it is not possible to predict, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements

In the discussion of the performance of the business, ‘organic’ information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both periods and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2016 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rate

‘Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals include the elimination of the results (for volume, sales and net sales only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results but which are now operated on a royalty or franchise model where USL now only receives royalties for sales made by that operation.

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and are part of the operating activities of the group such as impairments of fixed assets, duty settlements, property disposals and changes in post employment plans.

Gains and losses on the sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the six months ended 31 December 2017 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2016 reported	24.8	24.1	16.8	11.6	52.1	—	129.4
Reclassification(ii)	0.1	—	—	(0.1)	0.2	—	0.2
Disposals(iii)	—	—	—	—	(5.5)	—	(5.5)

2016 adjusted	24.9	24.1	16.8	11.5	46.8	—	124.1
Acquisitions(iii)	0.1	—	—	—	—	—	0.1
Organic movement	0.2	1.1	0.6	1.0	(0.7)	—	2.2

2017 reported	25.2	25.2	17.4	12.5	46.1	—	126.4

Organic movement %	1	5	4	9	(1)	—	2

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2016 reported	2,463	2,719	1,111	789	2,509	24	9,615
Exchange(i)	(85)	(47)	(59)	(16)	(2)	1	(208)
Reclassification(ii)	13	(3)	—	(11)	1	—	—
Disposals(iii)	—	(2)	—	—	(132)	—	(134)

2016 adjusted	2,391	2,667	1,052	762	2,376	25	9,273
Acquisitions(iii)	21	—	—	—	—	—	21
Organic movement	55	220	36	78	249	2	640

2017 reported	2,467	2,887	1,088	840	2,625	27	9,934

Organic movement %	2	8	3	10	10	8	7

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2016 reported	2,172	1,534	808	628	1,255	24	6,421
Exchange(i)	(74)	2	(47)	(10)	(6)	1	(134)
Reclassification(ii)	13	(3)	—	(11)	1	—	—
Disposals(iii)	—	(2)	—	—	(35)	—	(37)

2016 adjusted	2,111	1,531	761	607	1,215	25	6,250
Acquisitions(iii)	20	—	—	—	—	—	20
Organic movement	52	68	13	42	83	2	260

2017 reported	2,183	1,599	774	649	1,298	27	6,530

Organic movement %	2	4	2	7	7	8	4

Marketing
2016 reported	318	229	84	99	174	4	908
Exchange(i)	(6)	3	(3)	(1)	(1)	—	(8)

2016 adjusted	312	232	81	98	173	4	900
Acquisitions(iii)	2	—	—	—	—	—	2
Organic movement	24	14	2	11	15	—	66

2017 reported	338	246	83	109	188	4	968

Organic movement %	8	6	2	11	9	—	7

Operating profit
2016 reported	1,019	535	132	205	259	(85)	2,065
Exchange(i)	(31)	4	(8)	2	12	6	(15)
Reclassification(ii)	11	(2)	—	(9)	—	—	—

2016 adjusted	999	537	124	198	271	(79)	2,050
Acquisitions(iii)	2	—	—	—	—	—	2
Organic movement	26	62	(4)	20	45	(11)	138

2017 reported	1,027	599	120	218	316	(90)	2,190

Organic movement %	3	12	(3)	10	17	(14)	7

Organic operating margin %
2017	47.4%	37.5%	15.5%	33.6%	24.3%	n/a	33.6%
2016	47.3%	35.1%	16.3%	32.6%	22.3%	n/a	32.8%
Margin improvement/(decline) (bps)	6	239	(79)	97	204	n/a	81

(1)	For the reconciliation of sales to net sales see page 19.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of strengthening of sterling against the US dollar, the Turkish lira, the Nigerian naira and the Kenyan schilling, partially offset by weakening of sterling against the euro.
(ii)	Reclassification comprised a change to a reallocation of the results of the Travel Retail operations to the appropriate geographical regions.
(iii)	In the six months ended 31 December 2017 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Six months ended 31 December 2016
Disposals
USL owned to franchise	(5.5)	(132)	(35)	—	—
Yellow tail	—	(2)	(2)	—	—

	(5.5)	(134)	(37)	—	—

Six months ended 31 December 2017
Acquisitions
Casamigos	0.1	21	20	2	6
Transaction costs	—	—	—	—	(4)

	0.1	21	20	2	2

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2017 and 31 December 2016 are set out in the table below.

	2017 £ million	2016 £ million
Profit attributable to equity shareholders of the parent company	2,058	1,514
Non-operating items attributable to equity shareholders of the parent company	—	(20)
Exceptional taxation credit	(360)	—
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	—	7
Discontinued operations	—	55

	1,698	1,556

	million	million
Weighted average number of shares
Shares in issue excluding own shares	2,505	2,511
Dilutive potential ordinary shares	12	12

	2,517	2,523

	pence	pence
Basic earnings per share before exceptional items	67.8	62.0

Diluted earnings per share before exceptional items	67.5	61.7

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for loans receivable and other investments and the net cash cost paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2017 and 31 December 2016 are set out in the table below:

	2017 £ million	2016 £ million
Net cash from operating activities	1,248	1,267
Disposal of property, plant and equipment and computer software	9	13
Purchase of property, plant and equipment and computer software	(210)	(197)
Movements in loans and other investments	(18)	1

Free cash flow	1,029	1,084

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2017 and 31 December 2016 are set out in the table below.

	2017 £ million	2016 £ million
Operating profit	2,190	2,065
Profit before exceptional operating items attributable to non-controlling interests	(69)	(69)
Share of after tax results of associates and joint ventures	168	171
Tax at the tax rate before exceptional items of 19.8% (F17 H1 – 20.9%)	(453)	(453)

	1,836	1,714

Average net assets (excluding net post employment liabilities)	12,263	11,540
Average non-controlling interests	(1,741)	(1,715)
Average net borrowings	8,545	8,785
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562

Average total invested capital	22,268	21,811

Return on average total invested capital	16.5%	15.7%

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the six months ended 31 December 2017 and six months ended 31 December 2016 are set out in the table below:

	2017 £ million	2016 £ million
Tax before exceptional items (a)	437	429
Tax in respect of exceptional items	—	7
Exceptional tax credit	(360)	—

Taxation on profit from continuing operations (b)	77	436

Profit from continuing operations before taxation and exceptional items (c)	2,204	2,054
Non-operating items	—	20

Profit before taxation (d)	2,204	2,074

Tax rate before exceptional items (a/c)	19.8%	20.9%
Tax rate from continuing operations after exceptional items (b/d)	3.5%	21.0%

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by our immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JeB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

References to the group include Diageo plc and its consolidated subsidiaries.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are disclosed in note 1 to the unaudited condensed consolidated financial information.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMBER 2017 AND 31 DECEMBER 2016

The unaudited condensed consolidated financial information was approved by the board of directors on 24 January 2018.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2017	Six months ended 31 December 2016
	Notes	£ million	£ million

Sales	2	9,934	9,615
Excise duties		(3,404)	(3,194)

Net sales	2	6,530	6,421
Cost of sales		(2,439)	(2,465)

Gross profit		4,091	3,956
Marketing		(968)	(908)
Other operating expenses		(933)	(983)

Operating profit	2	2,190	2,065
Non-operating items		—	20
Finance income	3	113	153
Finance charges	3	(267)	(335)
Share of after tax results of associates and joint ventures		168	171

Profit before taxation		2,204	2,074
Taxation	4	(77)	(436)

Profit from continuing operations		2,127	1,638
Discontinued operations		—	(55)

Profit for the period		2,127	1,583

Attributable to:
Equity shareholders of the parent company – continuing operations		2,058	1,569
Equity shareholders of the parent company – discontinued operations		—	(55)
Non-controlling interests		69	69

		2,127	1,583

		million	million
Weighted average number of shares
Shares in issue excluding own shares		2,505	2,511
Dilutive potential ordinary shares		12	12

		2,517	2,523

		pence	pence
Basic earnings per share
Continuing operations		82.2	62.5
Discontinued operations		—	(2.2)

		82.2	60.3

Diluted earnings per share
Continuing operations		81.8	62.2
Discontinued operations		—	(2.2)

		81.8	60.0

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2017	Six months ended 31 December 2016
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
— group	(85)	298
— associates and joint ventures	5	(5)
Tax on post employment plans	(6)	(59)

	(86)	234

Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
— group	(492)	470
— associates and joint ventures	33	64
— non-controlling interests	(54)	104
Net investment hedges	85	(334)
Tax on exchange differences - group	11	1
Effective portion of changes in fair value of cash flow hedges
— losses taken to other comprehensive income - group	(42)	(35)
— gains taken to other comprehensive income - associates and joint ventures	4	—
— recycled to income statement	64	(34)
Tax on effective portion of changes in fair value of cash flow hedges	6	16
Hyperinflation adjustment	13	—
Tax on hyperinflation adjustment	(6)	—

	(378)	252

Other comprehensive (loss)/profit, net of tax, for the period	(464)	486
Profit for the period	2,127	1,583

Total comprehensive income for the period	1,663	2,069

Attributable to:
Equity shareholders of the parent company - continuing operations	1,648	1,951
Equity shareholders of the parent company - discontinued operations	—	(55)
Non-controlling interests	15	173

Total comprehensive income for the period	1,663	2,069

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
		31 December 2017		30 June 2017		31 December 2016
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		12,807		12,566		12,911
Property, plant and equipment		3,953		4,014		3,992
Biological assets		21		21		10
Investments in associates and joint ventures		3,053		2,824		2,797
Other investments		49		31		31
Other receivables		56		58		55
Other financial assets	8	184		267		327
Deferred tax assets		179		134		296
Post employment benefit assets		300		281		84

			20,602		20,196		20,503
Current assets
Inventories	5	4,919		4,788		4,741
Trade and other receivables		3,431		2,592		3,603
Corporate tax receivable		107		—		—
Assets held for sale		—		—		3
Other financial assets	8	123		81		126
Cash and cash equivalents	6	920		1,191		1,254

			9,500		8,652		9,727

Total assets			30,102		28,848		30,230

Current liabilities
Borrowings and bank overdrafts	6	(2,378)		(2,459)		(2,743)
Other financial liabilities	8	(324)		(215)		(274)
Trade and other payables		(4,142)		(3,563)		(3,939)
Corporate tax payable		(300)		(294)		(469)
Provisions		(109)		(129)		(140)

			(7,253)		(6,660)		(7,565)
Non-current liabilities
Borrowings	6	(7,647)		(6,583)		(7,502)
Other financial liabilities	8	(426)		(383)		(443)
Other payables		(196)		(24)		(38)
Provisions		(286)		(286)		(293)
Deferred tax liabilities		(1,786)		(2,112)		(2,180)
Post employment benefit liabilities		(818)		(772)		(956)

			(11,159)		(10,160)		(11,412)

Total liabilities			(18,412)		(16,820)		(18,977)

Net assets			11,690		12,028		11,253

Equity
Share capital		789		797		797
Share premium		1,349		1,348		1,348
Other reserves		2,362		2,693		2,772
Retained earnings		5,422		5,475		4,557

Equity attributable to equity shareholders of the parent company			9,922		10,313		9,474
Non-controlling interests			1,768		1,715		1,779

Total equity			11,690		12,028		11,253

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent company shareholders £ million
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million		Non- controlling interests £ million	Total equity £ million

At 30 June 2016	797	1,347	2,625	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the period	—	—	—	—	1,514	1,514	1,514	69	1,583
Other comprehensive income	—	—	147	—	235	235	382	104	486
Employee share schemes	—	—	—	(22)	(12)	(34)	(34)	—	(34)
Share-based incentive plans	—	—	—	—	18	18	18	—	18
Share-based incentive plans in respect of associates	—	—	—	—	1	1	1	—	1
Tax on share-based incentive plans	—	—	—	—	(2)	(2)	(2)	—	(2)
Shares issued	—	1	—	—	—	—	1	—	1
Change in fair value of put options	—	—	—	—	(11)	(11)	(11)	—	(11)
Purchase of non-controlling interests in associates	—	—	—	—	(5)	(5)	(5)	—	(5)
Dividends paid	—	—	—	—	(920)	(920)	(920)	(44)	(964)

At 31 December 2016	797	1,348	2,772	(2,211)	6,768	4,557	9,474	1,779	11,253

At 30 June 2017	797	1,348	2,693	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15 (note 1)	—	—	—	—	(69)	(69)	(69)	(2)	(71)
Profit for the period	—	—	—	—	2,058	2,058	2,058	69	2,127
Other comprehensive income	—	—	(331)	—	(79)	(79)	(410)	(54)	(464)
Employee share schemes	—	—	—	(2)	(3)	(5)	(5)	—	(5)
Share-based incentive plans	—	—	—	—	21	21	21	—	21
Share-based incentive plans in respect of associates	—	—	—	—	5	5	5	—	5
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Shares issued	—	1	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	(70)	(70)	(70)	70	—
Purchase of rights issue of non-controlling interests	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put options	—	—	—	—	(32)	(32)	(32)	—	(32)
Share buyback programme	(8)	—	—	—	(916)	(916)	(924)	—	(924)
Dividends paid	—	—	—	—	(968)	(968)	(968)	(61)	(1,029)

At 31 December 2017	789	1,349	2,362	(2,178)	7,600	5,422	9,922	1,768	11,690

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2017		Six months ended 31 December 2016
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	2,127		1,583
Discontinued operations	—		55
Taxation	77		436
Share of after tax results of associates and joint ventures	(168)		(171)
Net finance charges	154		182
Non-operating items	—		(20)

Operating profit		2,190		2,065
Increase in inventories	(162)		(72)
Increase in trade and other receivables	(908)		(864)
Increase in trade and other payables and provisions	540		443

Net increase in working capital		(530)		(493)
Depreciation, amortisation and impairment	187		178
Dividends received	3		4
Post employment payments less amounts included in operating profit	(66)		(76)
Other items	—		45

		124		151

Cash generated from operations		1,784		1,723
Interest received	76		90
Interest paid	(204)		(239)
Taxation paid	(408)		(307)

		(536)		(456)

Net cash inflow from operating activities		1,248		1,267
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	9		13
Purchase of property, plant and equipment and computer software	(210)		(197)
Movements in loans and other investments	(18)		1
Sale of businesses	2		(13)
Acquisition of businesses	(561)		(18)

Net cash outflow from investing activities		(778)		(214)

Cash flows from financing activities
Share buyback programme	(742)		—
Proceeds from issue of share capital	1		1
Net purchase of own shares for share schemes	(28)		(49)
Dividends paid to non-controlling interests	(61)		(44)
Rights issue proceeds from non-controlling interests	26		—
Proceeds from bonds	1,136		—
Repayment of bonds	(948)		(461)
Net movements in other borrowings	911		549
Equity dividends paid	(968)		(920)

Net cash outflow from financing activities		(673)		(924)

Net (decrease)/increase in net cash and cash equivalents		(203)		129
Exchange differences		(28)		33
Net cash and cash equivalents at beginning of the period		917		809

Net cash and cash equivalents at end of the period		686		971

Net cash and cash equivalents consist of:
Cash and cash equivalents		920		1,254
Bank overdrafts		(234)		(283)

		686		971

NOTES

1. Basis of preparation

This condensed set of financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU.

The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company’s published consolidated financial statements for the year ended 30 June 2017 except for the impact of the adoption of new accounting standards and amendments explained below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2017, with the exception of the adoption of IFRS 9 and IFRS 15 and interpretations of accounting standards, as described below, and changes in estimates disclosed in note 11 - Contingent liabilities and legal proceedings.

Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2017 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendments to IAS 7 – Disclosure Initiative

•	Amendment to IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses

The following standards issued by the IASB and endorsed by the EU have been early adopted by the group from 1 July 2017:

IFRS 9 – Financial instruments replaces IAS 39 (Financial instruments - Recognition and measurement) and addresses the classification, measurement of financial instruments, introduces new principles for hedge accounting and a new forward-looking impairment model for financial assets. Changes related to the classification and impairment of financial instruments did not impact the primary statements of the group.

All classes of financial assets and financial liabilities had, in accordance with IAS 39 and IFRS 9, the same carrying values as at 1 July 2017.

The new impairment model requires the recognition of allowances for doubtful debt based on expected credit losses (ECL), rather than only incurred credit losses as is the case under IAS 39. The adoption of the expected loss approach has not resulted in any additional impairment loss for trade receivables as at 1 July 2017.

Diageo has applied the hedge accounting principles of IFRS 9 on a prospective basis. Accordingly, there was no transitional restatement of the group’s results.

IFRS 15 – Revenue from contracts with customers is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under previous IFRS (IAS 11, IAS 18 and related interpretations) which was based on the concept of the transfer risks and rewards. It also provides further guidance on the measurement of sales on contracts which have discounts, rebates and consignment inventories by applying variable consideration principles.

During the year ended 30 June 2017 the group carried out a detailed review of the recognition criteria for revenue applying the requirements of IFRS 15 and to ensure that the same principles were being applied consistently across the group. This review in particular examined promotional payments made to customers post the initial sale of product, the timing of the recognition of sales made where a third party manufactures or modifies a product on behalf of Diageo and consignment inventories.

Diageo has adopted the modified retrospective transition method, recognising the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings.

Retained earnings has been charged by £71 million as at 1 July 2017. The adjustment comprised an increase in creditors of £100 million, an increase in debtors of £1 million, an increase in inventories of £2 million and an increase in deferred tax assets of £26 million. The changes in accounting policy that resulted in the these adjustments are principally in respect of variable consideration where the criteria for deducting future promotional payments from the initial revenue recognition is more stringent than under the former accounting policy. The revised accounting policy establishes that revenue is recognised to the extent that it is highly probable that a reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently settled. This means that Diageo, under the new policy, deducts from the initial revenue recognised any future promotional payments unless it is highly probable that they will not be incurred.

In the six months ended 31 December 2017, as a result of applying the new accounting policy, sales increased by £15 million, operating profit increased by £18 million, taxation was £4 million higher and profit for the period increased by £14 million.

The benefit in the period was more than offset by the impact to sales and profit of working capital efficiencies, including inventory reductions, delivered by Diageo’s customers.

Consideration was given to the disclosure of revenue into different categories. It was determined that all revenue would be disclosed as ‘sale of goods’ as revenue from other sources was immaterial.

In October 2017 the IFRIC clarified that interest and penalties in respect of corporate tax settlements and liabilities should be disclosed in the income statement within finance charges and operating profit, respectively. Up to 30 June 2017 Diageo disclosed such items as part of corporate tax in the consolidated income statement and as a result of the clarification by IFRIC has changed its accounting treatment from 1 July 2017. For the six months ended 31 December 2017 and 31 December 2016 the interest and penalties on corporate tax liabilities was immaterial. At 31 December 2017, the cumulative interest and penalties in respect of corporate tax on the consolidated balance sheet was £35 million (30 June 2017 – £37 million; 31 December 2016 – £28 million). Comparatives have not been restated as the amounts are immaterial.

The following standard issued by the IASB and endorsed by the EU, have not yet been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all material leases that have a term of greater than a year.

The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

The following standard, issued by the IASB that have not been endorsed by the EU have not been adopted by the group:

IFRS 17 – Insurance Contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.

Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2017 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP and delivered to the registrar of companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2017.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Six months ended	North America	Europe and Turkey(ii)	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2017	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,467	2,887	1,088	840	2,625	797	(797)	9,907	27	9,934

Net sales
At budgeted exchange rates(i)	2,151	1,521	753	629	1,306	827	(778)	6,409	24	6,433
Acquisitions and disposals	20	—	—	—	—	—	—	20	—	20
ISC allocation	7	28	3	6	5	(49)	—	—	—	—
Retranslation to actual exchange rates	5	50	18	14	(13)	19	(19)	74	3	77

Net sales	2,183	1,599	774	649	1,298	797	(797)	6,503	27	6,530

Operating profit/(loss)
At budgeted exchange rates(i)	1,038	541	116	208	325	74	—	2,302	(89)	2,213
Acquisitions and disposals	2	—	—	—	—	—	—	2	—	2
ISC allocation	10	43	3	10	8	(74)	—	—	—	—
Retranslation to actual exchange rates	(23)	15	1	—	(17)	—	—	(24)	(1)	(25)

Operating profit/(loss)	1,027	599	120	218	316	—	—	2,280	(90)	2,190

Net finance charges										(154)
Share of after tax results of associates and joint ventures										168

Profit before taxation										2,204

Six months ended 31 December 2016	North America £ million	Europe and Turkey(ii) £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	2,463	2,719	1,111	789	2,509	767	(767)	9,591	24	9,615

Net sales
At budgeted exchange rates(i)	1,835	1,336	633	530	1,054	783	(730)	5,441	20	5,461
Acquisitions and disposals	—	2	14	5	—	—	—	21	—	21
ISC allocation	7	33	2	6	5	(53)	—	—	—	—
Retranslation to actual exchange rates	330	163	159	87	196	37	(37)	935	4	939

Net sales	2,172	1,534	808	628	1,255	767	(767)	6,397	24	6,421

Operating profit/(loss)
At budgeted exchange rates(i)	883	416	100	162	205	80	—	1,846	(79)	1,767
Acquisitions and disposals	—	—	(8)	1	—	—	—	(7)	—	(7)
ISC allocation	10	48	4	10	8	(80)	—	—	—	—
Retranslation to actual exchange rates	126	71	36	32	46	—	—	311	(6)	305

Operating profit/(loss)	1,019	535	132	205	259	—	—	2,150	(85)	2,065

Non-operating items										20
Net finance charges										(182)
Share of after tax results of associates and joint ventures										171

Profit before taxation										2,074

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.
(ii)	The Europe and Turkey region was formerly named ‘Europe, Russia and Turkey’. Countries included in the region have not changed.

(1)	The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.32 (2016 – £1 = $1.27) and euro – £1 = €1.12 (2016 – £1 = €1.16). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.35 (31 December 2016 – £1 = $1.23, 30 June 2017 – £1 = $1.30) and euro – £1 = €1.12 (31 December 2016 – £1 = €1.17, 30 June 2017 – £1 = €1.14). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Finance income and charges

	Six months ended 31 December 2017 £ million	Six months ended 31 December 2016 £ million

Interest income	74	79
Fair value gain on financial instruments	29	73

Total interest income	103	152
Interest charges	(208)	(236)
Fair value loss on financial instruments	(25)	(69)

Total interest charges	(233)	(305)

Net interest charges	(130)	(153)

Net finance income in respect of post employment plans in surplus	4	1
Hyperinflation adjustment in respect of Venezuela (a)	6	—

Total other finance income	10	1
Net finance charge in respect of post employment plans in deficit	(11)	(14)
Unwinding of discounts	(6)	(3)
Change in financial liability (Level 3)	(16)	(8)
Other finance charges	(1)	(5)

Total other finance charges	(34)	(30)

Net other finance charges	(24)	(29)

(a) Hyperinflation adjustment in respect of Venezuela

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering the inflation forecast and the most appropriate official exchange rate (DICOM). The exchange rate used to translate the results of the group’s the Venezuelan operations is VEF/GBP 63,450 for the six months ended 31 December 2017 (2016 - VEF/GBP 2,706).

The following table presents the contribution of the group’s Venezuelan operation to the consolidated income statement, cash flow statement and net assets for the six months ended 31 December 2017 and with the amounts that would have resulted if the DICOM exchange rate had been applied for consolidation.

	At estimated exchange rate 63,450 VEF/GBP £ million	At DICOM exchange rate 4,516 VEF/GBP £ million

Net sales	6	79
Operating profit	4	59
Other finance income - hyperinflation adjustment	6	80
Net cash inflow from operating activities	1	10
Net assets	3	48

4. Taxation

For the six months ended 31 December 2017, the £77 million taxation charge (2016 – £436 million) comprises a UK tax charge of £64 million (2016 – £60 million) and a foreign tax charge of £13 million (2016 – £376 million).

The exceptional tax credit of £360 million ($475 million) resulted from applying the TCJA enacted on 22 December 2017 in the United States. The credit principally arises on remeasuring the deferred tax liabilities in respect of intangibles and other assets for the change in the US Federal tax rate from 35% to 21%. In addition, there is a one off charge of £11 million ($15 million) to other comprehensive income, in respect of the remeasurement of deferred tax assets on post employment benefits and on share-based incentive plans as a result of applying the provisions of TCJA.

The TCJA is complex and wide ranging and whilst every attempt has been made to reflect the impact within these financial statements, the impact has been estimated and may be further refined prior to 30 June 2018.

5. Inventories

	31 December 2017 £ million	30 June 2017 £ million	31 December 2016 £ million

Raw materials and consumables	352	327	330
Work in progress	46	45	44
Maturing inventories	3,904	3,820	3,719
Finished goods and goods for resale	617	596	648

	4,919	4,788	4,741

6. Net borrowings
	31 December 2017 £ million	30 June 2017 £ million	31 December 2016 £ million

Borrowings due within one year and bank overdrafts	(2,378)	(2,459)	(2,743)
Borrowings due after one year	(7,647)	(6,583)	(7,502)
Fair value of foreign currency forwards and swaps	82	144	301
Fair value of interest rate hedging instruments	(10)	(2)	(8)
Finance lease liabilities	(165)	(183)	(238)

	(10,118)	(9,083)	(10,190)
Cash and cash equivalents	920	1,191	1,254

	(9,198)	(7,892)	(8,936)

7. Reconciliation of movement in net borrowings

	Six months ended 31 December 2017 £ million	Six months ended 31 December 2016 £ million

Net (decrease)/increase in cash and cash equivalents before exchange	(203)	129
Net increase in bonds and other borrowings	(1,099)	(88)

(Increase)/decrease in net borrowings from cash flows	(1,302)	41
Exchange differences on net borrowings	47	(271)
Other non-cash items	(51)	(71)
Net borrowings at beginning of the period	(7,892)	(8,635)

Net borrowings at end of the period	(9,198)	(8,936)

In the six months ended 31 December 2017, the group repaid bonds of $1,250 million (£948 million) (2016 - $600 million (£461 million)) and issued bonds of €1,275 million (£1,136 million).

All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

8. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities primarily include an option held by Industrias Licoreras de Guatemala to sell the remaining 50% equity stake in Rum Creations Products Inc, the owner of the Zacapa rum brand, to Diageo, with changes in fair value of this option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. The exercise date of this option is estimated based on forecast future performance and an estimated rate of return.

The option is sensitive to reasonably possible changes in assumptions. If the option is exercised two years earlier or two years later the value of the option will decrease or increase by £37 million and £22 million, respectively. If forecast performance decreases or increases by 10%, the value of the option would decrease or increase by £24 million and £18 million, respectively.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2017.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2017 £ million	30 June 2017 £ million	31 December 2016 £ million
Derivative assets	307	348	416
Derivative liabilities	(184)	(232)	(284)

Valuation techniques based on observable market input (Level 2)	123	116	132

Other financial assets	19	—	—
Other financial liabilities	(219)	(183)	(195)

Valuation techniques based on unobservable market input (Level 3)	(200)	(183)	(195)

Finance lease liabilities were £165 million at 31 December 2017 (30 June 2017 – £183 million).

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2017 the fair value of gross borrowings (excluding finance lease liabilities, financial liability in respect of share buyback programme and the fair value of derivative instruments) was £10,626 million and the carrying value was £10,025 million (30 June 2017 – £9,641 million and £9,042 million respectively).

9. Dividends and other reserves

	Six months ended 31 December 2017 £ million	Six months ended 31 December 2016 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2017 of 38.5 pence per share (2016 – 36.6 pence)	968	920

An interim dividend of 24.9 pence per share (2016 – 23.7 pence) was approved by the Board of Directors on 24 January 2018. As the approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £2,362 million at 31 December 2017 (2016 – £2,772 million) include a capital redemption reserve of £3,146 million (2016 – £3,146 million), a hedging reserve of £11 million (2016 – £134 million deficit) and an exchange reserve of £795 million deficit (2016 – £240 million deficit).

10. Acquisition of businesses and purchase of non-controlling interests

On 15 August 2017 Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was deferred. Casamigos contributed £20 million to net sales, £2 million to operating profit and £2 million profit after tax (net of transaction costs of £4 million) in the six months ended 31 December 2017.

Provisional fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of businesses in the six months ended 31 December 2017 were as follows:

	Casamigos £ million	Other £ million	Total £ million
Brand	491	—	491
Inventories	4	—	4
Other working capital	4	—	4
Cash	6	—	6

Fair value of assets and liabilities	505	—	505
Goodwill arising on acquisition(i)	215	—	215

Consideration payable	720	—	720

Satisfied by:
Cash consideration paid	(548)	—	(548)
Deferred consideration payable	(172)	—	(172)

	(720)	—	(720)

Cash consideration paid for investment in Casamigos	(548)	—	(548)
Cash consideration paid for investments in associates	—	(5)	(5)
Cash acquired	6	—	6
Capital injection to associates	—	(5)	(5)
Cash consideration paid in respect of prior year acquisitions	—	(9)	(9)

Net cash outflow on acquisition of business	(542)	(19)	(561)

(i)	The whole amount is deductible for tax purposes

It is expected that the goodwill will be deductible for tax purposes. The net present value of the deferred consideration is $222 million (£172 million). The deferred consideration is expected to be paid in tranches over the next ten years when Casamigos achieves certain performance targets. The goodwill arising on the acquisition of Casamigos represents expected revenue and cost synergies and acquired workforce.

11. Contingent liabilities and legal proceedings

(a) Guarantees and related matters

As of 31 December 2017, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next firm hearing date for the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

(c) Continuing matters relating to the resignation of Dr Vijay Mallya from USL and USL internal inquiries

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries. As specified by Diageo in its announcement at that time, these arrangements ended its prior agreement with Dr Mallya regarding his position at USL, therefore bringing to an end the uncertainty relating to the governance of USL, and put in place a five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill arrangement with Dr Mallya. As part of those arrangements, USL, Diageo and Dr Mallya agreed a mutual release in relation to matters arising out of an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the year ended 31 March 2014 (the Initial Inquiry) which had revealed, among other things, certain diversions of USL funds. Dr Mallya also agreed not to pursue any claims against Diageo, USL and their affiliates (including under the prior agreement with Diageo). In evaluating entering into such arrangements, Diageo considered the impact of the arrangements on USL and all of USL’s shareholders, and came to the view that the arrangements were in the best interests of USL and its shareholders.

Diageo’s agreement with Dr Mallya (the 25 February Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The 25 February Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the 25 February Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement. While the first instalment of $7 million (£5 million) would have become due on 25 February 2017, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the 25 February Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amount, and is very unlikely to become liable to pay future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, Diageo and other group companies demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in the notice of 24 February 2017. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya and two companies affiliated with Dr Mallya (Watson and Continental Administration Services Limited (CASL)) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

As previously announced by USL, the Initial Inquiry identified certain additional parties and matters indicating the possible existence of other improper transactions. These transactions could not be fully analysed during the Initial Inquiry and, accordingly, USL, as previously announced, mandated that its Managing Director and Chief Executive Officer conduct a further inquiry into the transactions involving the additional parties and the additional matters to determine whether they also suffered from improprieties (the Additional Inquiry). USL announced the results of the Additional Inquiry in a notice to the Indian Stock Exchange dated 9 July 2016. The mutual release in relation to the Initial Inquiry agreed by Diageo and USL with Dr Mallya announced on 25 February 2016 does not extend to matters arising out of the Additional Inquiry.

As stated in USL’s previous announcement, the Additional Inquiry revealed further instances of actual or potential fund diversions amounting to approximately INR 9,135 million (£102 million) from USL and its Indian and overseas subsidiaries to, in most cases, Indian and overseas entities in which Dr Mallya appears to have a material direct or indirect interest, as well as other potentially improper transactions involving USL and its Indian and overseas subsidiaries amounting to approximately INR 3,118 million (£35 million). The USL board, in light of these findings, and based on expert advice, directed that copies of the Additional Inquiry report be provided to the relevant authorities and its auditors, in the same way as the Initial Inquiry report had been.

In connection with the matters identified by the Additional Inquiry, USL has, pursuant to a detailed review of each case of such fund diversion and after obtaining expert legal advice, where appropriate, filed civil suits for recovery of funds from certain parties, including Dr Mallya, before the relevant courts in India.

The amounts identified in the Additional Inquiry have been previously provided for or expensed in the financial statements of USL or its subsidiaries for prior periods. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other continuing matters relating to Dr Mallya and affiliates

DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£92 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£96 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, (b) Watson’s interest in Orange India Holdings S.a.r.l. (Orange), the joint venture that owns the Force India Formula One (F1) team, and (c) the shareholding in Watson.

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, Standard Chartered has taken certain recovery steps and is working with DHN in relation to these proceedings. DHN is actively monitoring the security package and is discussing with Standard Chartered steps to continue enforcement against the background of the proceedings described above, as well as enforcement steps in relation to elements of the security package that are unaffected by those proceedings. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package, which, as described above, includes shares in UBL and Watson’s interest in Orange, the joint venture that owns the Force India F1 team. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee. The various security providers, including Dr Mallya and Watson, acknowledged in the 25 February Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (A) not less than $1.8 million (£1 million), being the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (B) damages of $141 million (£96 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest; and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

(e) Regulatory notices in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Serious Fraud Investigation Office, National Stock Exchange, Income Tax Department, Enforcement Directorate, Securities and Exchange Board of India (SEBI), Bangalore police, Central Excise Intelligence and the Institute of Chartered Accountants of India. Diageo and USL are cooperating fully with the authorities in relation to these matters, and, as noted in paragraph (c) above, USL itself reported the matters covered by the Initial Inquiry and the Additional Inquiry to the relevant authorities.

Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo has filed its additional written submissions with SEBI and also sought a personal hearing in the matter.

Diageo has also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the correspondence in relation to the matters described in the 25 February 2016 announcement and made its further submissions in the matter at a personal hearing before a Whole Time Member of SEBI.

Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise if determined against Diageo or USL.

(f) SEC Inquiry

Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in and public disclosures regarding the United States and its distribution in certain other Diageo markets as well as additional context about the Diageo group globally. Diageo is currently responding to the SEC’s requests for information in this matter. Diageo is unable to assess if the inquiry will evolve into further information requests or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(g) Tax

The international tax environment has received increased attention and seen rapid change over recent years, both at a US and European level, and by international bodies such as the Organisation for Economic Cooperation and Development (OECD). Against this backdrop, Diageo has been monitoring developments and continue to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In October 2017, the European Commission opened a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The Group Financing Exemption was introduced in legislation by the British government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo may be affected by the outcome of this investigation. Diageo is monitoring developments. If the preliminary findings of the European Commission’s investigation into the UK legislation are upheld, Diageo calculates its maximum potential liability to be approximately £250 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

During the year ended 30 June 2017 Diageo entered into a process of collaborative working with HM Revenue & Customs (HMRC), the UK tax authority, to seek clarity on its transfer pricing and related issues. These discussions are ongoing. Further to the announcement by Diageo on 10 May 2017, HMRC issued on 27 July 2017 charging notices of assessment under the new Diverted Profits Tax regime which came into effect in April 2015. Under these notices, Diageo was required to pay additional tax and interest of £107 million in aggregate for the financial years ended 30 June 2015 and 30 June 2016. Diageo does not believe that it falls within the scope of the Diverted Profits Tax regime. Accordingly, Diageo is challenging the assessment and in order to do so paid the full amount assessed in August 2017. The payment of £107 million is not a reflection of Diageo’s view on the merits of the case and, based on its current assessment, Diageo believes no provision is required in relation to Diverted Profits Tax. Diageo continues to work to resolve this matter with HMRC.

Diageo has also been in discussions with the French Tax Authorities over the deductibility of certain interest costs. The French Tax Authorities issued an assessment in December 2017 denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2014. Diageo believes that the interest costs are deductible and accordingly intends to challenge the assessment from the French Tax Authorities. Including interest and penalties, the exposure for the periods ended 30 June 2011 to 31 December 2017 is approximately €240 million (£214 million). Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

(h) Other

The group has extensive international operations and is a defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

12. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2017 on terms other than those that prevail in arm’s length transactions.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended 31 December		Year ended 30 June
	2017 £ million	2016 £ million	2017 £ million	2016 £ million	2015 £ million	2014 £ million	2013 £ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	2,204	2,074	3,559	2,858	2,933	2,711	3,057
Less: Capitalised interest	—	—	—	—	(2)	(4)	(2)
Less: Share of associates’ income	(168)	(171)	(309)	(221)	(175)	(252)	(217)
Add: Dividend income received from associates	3	4	223	173	183	228	220
Add: Fixed charges	285	351	603	623	697	671	758

	2,324	2,258	4,076	3,433	3,636	3,354	3,816

Fixed charges
Finance charges (note (1))	267	335	564	589	656	629	716
Add: Interest capitalised	—	—	—	—	2	4	2
Add: One third of rental expense	18	16	39	34	39	38	40

	285	351	603	623	697	671	758

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	8.2	6.4	6.8	5.5	5.2	5.0	5.0

Notes:

(1)	Interest payable and other finance charges for the six months ended 31 December 2017 includes £25 million a charge (31 December 2016 - £69 million; 30 June 2017 - £67 million; 2016 - £91 million; 2015 – £55 million; 2014 – £117 million; 2013 – £151 million) in respect of fair value adjustments to the group’s derivative instruments.

A-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary
30 January 2018